Exhibit 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(U.S. dollar amounts in thousands, except ratio amounts)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Fixed charges
Interest expense	226,329	780,349	1,099,884	1,091,861	1,112,391
Capitalized interest	7,455	80,328	79,230	107,688	107,364
Portion of rent expense representative of interest	712	4,597	5,754	4,465	3,854

Total fixed charges	234,496	865,274	1,184,868	1,204,014	1,223,609

Earnings:
Income from continuing operations before income tax	310,791	916,898	1,365,699	1,200,396	1,235,872
Distributed income from equity investees	4,324	25,158	2,652	9,136	8,305
Fixed charged from above	234,496	865,274	1,184,868	1,204,014	1,223,609
Less capitalized interest from above	(7,455)	(80,328)	(79,230)	(107,688)	(107,364)
Amortization of capitalized interest	2,838	3,010	4,647	8,757	11,949

Earnings (as defined)	544,994	1,730,012	2,478,636	2,314,615	2,372,371

Ratio of earnings to fixed charges	2.32	2.00	2.09	1.92	1.94